Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

August 4, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549-3561

Re:	Spring Valley Acquisition Corp. III Draft Registration Statement on Form S-1 Submitted July 3, 2025 CIK No. 0002074850

Dear Ms. Torney and Mr. Gordon:

On behalf of Spring Valley Acquisition Corp. III (the “Company”), we are hereby responding to the letter, dated July 3, 2025 (the “Comment Letter”), from the staff (the “Staff”) of the Office of Life Sciences of the Securities and Exchange Commission (the “Commission”), regarding the Company’s draft Registration Statement on Form S-1 submitted confidentially on July 3, 2025 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Draft Registration Statement on Form S-1

Cover Page

1.	You state that your efforts to identify a prospective initial business combination target will not be limited to a particular industry or sector. If true, please also state, as you do on page 2, that you plan to identify, acquire, and operate a business in the natural resources and decarbonization industries or otherwise advise.

Response: The Company has revised the disclosure on the cover page of the Registration Statement in response to the Staff’s comment.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

August 4, 2024

2.	You state that you cannot guarantee that your securities will be approved for listing on Nasdaq. Please clarify if this offering is contingent on Nasdaq listing.

Response: The Company has revised the disclosure on the cover page of the Registration Statement in response to the Staff’s comment.

3.	Please state the amount of compensation received or to be received for each sponsor, sponsor affiliate, and promoter as you do on page 14 and provide a cross reference to the related disclosure. See to Item 1602(a)(3) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page of the Registration Statement in response to the Staff’s comment.

Proposed Business, page 2

4.	You state that your management team has also formed and co-sponsored Spring Valley Acquisition Corp. II which completed its initial public offering in October 2022 and has extended its timeframe to consummate a business transaction. Please state the date by which Spring Valley II must consummate a business transaction, the level of redemptions Spring Valley II has experienced and state if the time frame may continue to be extended. Further, please state the current trading price and the industry in which Spring Valley II is searching for potential business combination candidates.

Response: The Company has revised the disclosure on page 3 of the Registration Statement in response to the Staff’s comment.

Business Combination Criteria, page 9

5.	Please also include disclosure that the SPAC’s ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing business combination transaction candidates and that significant competition may impact the attractiveness of the acquisition terms that the SPAC will be able to negotiate.

Response: The Company has revised the disclosure on page 11 of the Registration Statement in response to the Staff’s comment.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

August 4, 2024

Initial Business Combination, page 10

6.	You state that the company has up to 24 months, from the closing of this offering, to consummate a de-SPAC transaction or such later time as provided for in any amendment to your amended and restated memorandum and articles of association (an “Extension Period”) and that you may seek shareholder approval for such amendments. You also state that there are no limits on the number of extensions you may seek but do not expect to extend the time frame beyond 36 months from closing of this offering. Please clarify that when shareholders vote for such extensions if there is set durations of time under each vote and whether there are any conditions to the extensions such as payments of additional funds into the trust.

Response: The Company has revised the disclosure on page 12 of the Registration Statement in response to the Staff’s comment.

Sponsor Information, page 14

7.	You state that the managing member of the Sponsor is Christopher Sorrells and that no other person has a direct or indirect interest in the sponsor. Please also state that amount of interest Christopher Sorrells has in the sponsor. See Item 1603(a)(7) of Regulation S-K.

Response: The Company has revised the disclosure on page 15 of the Registration Statement in response to the Staff’s comment.

The Offering

Conflicts of Interest, page 38

8.	You state that Christopher Sorrells, your Chairman and Chief Executive Officer, also serves as CEO of Spring Valley II which may lead to some conflicts of interest. Given your disclosure on page 75 that you rely heavily on a small group of individuals including Christopher Sorrells and Jeff Schramm please also discuss here that Jeff Schramm also serves as the Chief Financial Officer for the sponsor of Spring Valley II.

Response: The Company has revised the disclosure on page 40 of the Registration Statement in response to the Staff’s comment.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Trade and Services

Division of Corporation Finance

August 4, 2024

Risk Factors

If we are deemed to be an investment company under the Investment Company Act..., page 54

9.	Please revise to confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company has revised the disclosure on page 57 of the Registration Statement in response to the Staff’s comment.

*      *      *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Mr. Christopher Sorrells, CEO

Greenberg Traurig, LLP
www.gtlaw.com